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                               July 19, 2023

       Dennis Nguyen
       Chief Executive Officer
       Society Pass Incorporated
       701 S. Carson Street Suite 200
       Carson City NV 89701

                                                        Re: Society Pass
Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 001-41037

       Dear Dennis Nguyen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Controls and Procedures
       Management's Report on Internal Control over Financial Reporting, page
106

   1.                                                   You state you have not
included a report of management   s assessment regarding internal
                                                        control over financial
reporting due to a transition period for newly public companies.
                                                        Note the transition
period is applicable until you either had been required to file or filed an annual report for the
prior fiscal year. Since you filed an annual report for the previous fiscal year, please
amend your filing to include management's assessment regarding internal control over
financial reporting. Refer to Item 308(a) of Regulation S-K and instruction 1 to
Instructions to Item 308.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dennis Nguyen
Society Pass Incorporated
July 19, 2023
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameDennis Nguyen                         Sincerely,
Comapany NameSociety Pass Incorporated
                                                        Division of Corporation
Finance
July 19, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName